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                                                            RICHARD M. OSBORNE
7001 CENTER STREET
MENTOR, OHIO 44061-1020
______________________________________________________________________________
                                                      Telephone (216) 951-1111
                                                      Fax (216) 255-8645


                                July 1, 1997


Steven A. Calabrese
1110 Euclid Avenue
Suite 300
Cleveland, Ohio 44115

Dear Mr. Calabrese:

     This letter sets forth an agreement between us relating to the voting of shares of Beneficial Interest of USP Real Estate Investment Trust ("USP") beneficially owned by either of us on the date hereof or as may be acquired by either of us in the future (such Shares beneficially owned today or in the future, the "Shares").

     Regarding any matter submitted to a vote of the shareholders of USP during the term of this agreement, you and I agree that we will vote together all Shares that either you or I own, or over which you or I possess either the power to vote or control the acquisition or disposition of. Prior to any such shareholder vote, we will mutually agree to vote our Shares together on any matter so submitted to a vote of the shareholders of USP. This agreement will automatically terminate when you and I combined own, or possess either the power to vote or control the acquisition or disposition of, less than 5% of the outstanding shares of Beneficial Interest of USP.

     Please indicate your approval and agreement to the foregoing terms by signing this letter in space provided below.

                              Sincerely yours,


                              /S/ Richard M. Osborne
                              ----------------------
                              Richard M. Osborne



AGREED AND ACCEPTED:


/s/ Steven A. Calabrese
-----------------------
Steven A. Calabrese
Date: 7/1/97